UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NORTHERN DYNASTY MINERALS LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

66510M204
(CUSIP Number)

DECEMBER 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66510M204

1	Names of Reporting Persons KOPERNIK GLOBAL INVESTORS, LLC
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐
(b) ☒

3	Sec Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,393,954* (see footnote in Item #4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,491,485* (see footnote in Item #4)

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
9,491,485* (see footnote in Item #4)

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.99%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No. 66510M204

1	Names of Reporting Persons KOPERNIK GLOBAL ALL-CAP FUND
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐
(b) ☒

3	Sec Use Only
4	Citizenship or Place of Organization MASSACHUSETTS
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,222,501* (see footnote in Item #4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,222,501* (see footnote in Item #4)

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,222,501* (see footnote in Item #4)

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.55%
12	Type of Reporting Person (See Instructions)
IC

Item 1.

(a)	Name of Issuer: NORTHERN DYNASTY MINERALS LTD.

(b)	Address of Issuer’s Principal Executive Offices:

15TH FLOOR, 1040 WEST GEORGIA STREET

VANCOUVER, BRITISH COLUMBIA

CANADA V6E 4H1

Item 2.

(a)	Name of Person Filing:

(1)	KOPERNIK GLOBAL INVESTORS, LLC

(2)	KOPERNIK GLOBAL ALL-CAP FUND

(b)	Address of Principal Business Office or, if None, Residence:

KOPERNIK GLOBAL INVESTORS, LLC
TWO HARBOUR PLACE
302 KNIGHTS RUN AVENUE, SUITE 1225
TAMPA, FL 33602

KOPERNIK GLOBAL ALL-CAP FUND
C/O The Advisors’ Inner Circle Fund II
One Freedom Valley Drive
Oaks, PA 19456

(c)	Citizenship:

KOPERNIK GLOBAL INVESTORS, LLC -- DELAWARE LIMITED LIABILITY COMPANY

KOPERNIK GLOBAL ALL-CAP FUND, A SERIES OF The Advisors’ Inner Circle Fund II, A MASSACHUSETTS BUSINESS TRUST

(d)	Title and Class of Securities: COMMON STOCK

(e)	CUSIP No.: 66510M204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

KOPERNIK GLOBAL INVESTORS, LLC -- (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). None of the securities are held by Kopernik Global Investors, LLC. The filing of this statement shall not be construed as an admission that Kopernik Global Investors, LLC is the beneficial owner of any of the securities covered by this statement for any other purpose.

KOPERNIK GLOBAL ALL-CAP FUND, A SERIES OF The Advisors’ Inner Circle II Fund -- (d) Investment company registered under Section 8 of the Investment Company Act of 1940;

Item 4.	Ownership

(a)	Amount Beneficially Owned: 9,491,485*

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,393,954*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,491,485*

(iv)	Shared power to dispose or to direct the disposition of: 0

*Common shares beneficially owned by the reporting person(s) are comprised of 6,411,620 outstanding shares of common stock and 3,079,865 shares issuable upon exercise of outstanding warrants. The reporting person is not deemed to have beneficial ownership of an additional 15,634,281 shares issuable upon exercise of the warrants as a result of certain limitations on exercise of the warrant that would result in the reporting person’s beneficial ownership of the issuer’s common shares exceeding 9.9% of the outstanding common shares. None are held by Kopernik Global Investors, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Securities reported on this Schedule 13G are beneficially owned by certain of Kopernik Global Investors, LLC’s investment advisory clients which may include investment companies registered under the Investment Company Act and/or other accounts. Other than as described above with respect to Kopernik Global All-Cap Fund, no such person beneficially owns greater than 5%.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

KOPERNIK GLOBAL INVESTORS, LLC

/s/ David B. Iben
Name: David B. Iben, CFA
Title: Chief Investment Officer

The Advisors’ Inner Circle Fund II

FOR ITS SERIES KOPERNIK GLOBAL ALL-CAP FUND

/s/ Dianne M. Descoteaux
Name: Dianne M. Descoteaux
Title: Vice President and Secretary

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2015.

KOPERNIK GLOBAL INVESTORS, LLC

/s/ David B. Iben
Name: David B. Iben, CFA
Title: Chief Investment Officer

The Advisors’ Inner Circle II Fund

FOR ITS SERIES KOPERNIK GLOBAL ALL-CAP FUND

/s/ Dianne M. Descoteaux
Name: Dianne M. Descoteaux
Title: Vice President and Secretary
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